UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)



                              DCB Financial Corp.
                              -------------------
                                (Name of Issuer)

                        Common Shares, without par value
                        --------------------------------
                         (Title of Class of Securities)

                                   233075100
                                   ---------
                                 (CUSIP Number)

                                S. Robert Davis
                                5695 Avery Road
                               Dublin, Ohio 43016
                                 (614) 889-1143
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                With copies to:

                            Michael S. Jordan, Esq.
                     Schottenstein, Zox & Dunn Co., L.P.A.
                         41 S. High Street, Suite 2600
                              Columbus, Ohio 43215
                                 (614) 462-2283

                                October 31, 2002
                                ----------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.       233075100


        (1)     Name of Reporting Person
                S. Robert Davis


        (2)     Check the Appropriate Box if a Member of a Group
                (a)   [X]
                (b)   [ ]


        (3)     SEC Use Only


        (4)     Source of Funds
                BK


        (5) Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e)
                Not applicable.


        (6)     Citizenship or Place of Organization          United States


Number of       (7)     Sole Voting Power              204,300  shares
Shares

Beneficially    (8)     Shared Voting Power                  0  shares
Owned by

Each            (9)     Sole Dispositive Power         204,300  shares
Reporting

Person With     (10)    Shared Dispositive Power             0  shares


        (11) Aggregate Amount Beneficially Owned by Each Reporting Person 204,300 shares

        (12)    Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares          N/A


        (13)    Percent of Class Represented by Amount in Row 11         4.9%


        (14)    Type of Reporting Person                               IN



CUSIP No.       233075100

        (1)     Name of Reporting Person
                Randall J. Asmo


        (2)     Check the Appropriate Box if a Member of a Group
                (a)   [X]
                (b)   [ ]


        (3)     SEC Use Only


        (4)     Source of Funds
                PF


        (5) Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e)
                Not applicable.


        (6)     Citizenship or Place of Organization             United States


Number of       (7)     Sole Voting Power                       5  shares
Shares

Beneficially    (8)     Shared Voting Power                     0  shares
Owned by

Each            (9)     Sole Dispositive Power                  5  shares
Reporting


Person With     (10)    Shared Dispositive Power                0  shares


        (11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                5 shares


        (12)    Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares          N/A


        (13)    Percent of Class Represented by Amount in Row 11       .0001%


        (14)    Type of Reporting Person                               IN



CUSIP No.       233075100


        (1)     Name of Reporting Person
                Harley J. Scott


        (2)     Check the Appropriate Box if a Member of a Group
                (a)   [X]
                (b)   [ ]


        (3)     SEC Use Only


        (4)     Source of Funds
                PF


        (5) Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e)
                Not applicable.

        (6)     Citizenship or Place of Organization             United States


Number of       (7)     Sole Voting Power                       4372  shares
Shares


Beneficially    (8)     Shared Voting Power                        0  shares
Owned by

Each            (9)     Sole Dispositive Power                  4372  shares
Reporting


Person With     (10)    Shared Dispositive Power                   0  shares



        (11) Aggregate Amount Beneficially Owned by Each Reporting Person 4372 shares


        (12)    Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares          N/A


        (13)    Percent of Class Represented by Amount in Row 11         .10%


        (14)    Type of Reporting Person (See Instructions)               IN




CUSIP No.       233075100


        (1)     Name of Reporting Person
                Wallace E. Edwards


        (2)     Check the Appropriate Box if a Member of a Group
                (a)   [X]
                (b)   [ ]


        (3)     SEC Use Only

        (4)     Source of Funds
                PF


        (5) Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e)
                Not applicable.


        (6)     Citizenship or Place of Organization              United States


Number of       (7)     Sole Voting Power                       2850 shares
Shares


Beneficially    (8)     Shared Voting Power                        0  shares
Owned by

Each            (9)     Sole Dispositive Power                  2850 shares
Reporting


Person With     (10)    Shared Dispositive Power                   0  shares


        (11) Aggregate Amount Beneficially Owned by Each Reporting Person 2850 shares


        (12)    Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares          N/A


        (13)    Percent of Class Represented by Amount in Row 11         .07%


        (14)    Type of Reporting Person                                  IN


CUSIP No.       233075100


        (1)     Name of Reporting Person
                Charles R. Davis

        (2)     Check the Appropriate Box if a Member of a Group
                (a)   [X]
                (b)   [ ]


        (3)     SEC Use Only


        (4)     Source of Funds
                PF


        (5) Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e)
                Not applicable.


        (6)     Citizenship or Place of Organization             United States


Number of       (7)     Sole Voting Power                       1000 shares
Shares

Beneficially    (8)     Shared Voting Power                        0  shares
Owned by

Each            (9)     Sole Dispositive Power                  1000  shares
Reporting


Person With     (10)    Shared Dispositive Power                   0  shares


        (11) Aggregate Amount Beneficially Owned by Each Reporting Person 1000 shares

        (12)    Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares          N/A


        (13)    Percent of Class Represented by Amount in Row 11         .02%


        (14)    Type of Reporting Person                                 IN

     The  following  constitutes  Amendment  No. 2  ("Amendment  No.  2") to the
Schedule 13D filed with the Securities and Exchange Commission by Mr. S. Robert Davis ("Mr. Davis") on May 7, 2001. This Amendment No. 2 amends the Schedule 13D as specifically set forth below.


     Item 2 of the Schedule 13D, "Identity and Background", is hereby amended and restated as follows:

Item 2:         Identity and Background

The  following  persons  may  be  collectively  referred  to as  the  "Reporting
Persons":

Mr. S. Robert Davis

     (a)  Mr. S. Robert Davis.

     (b) Mr. S. Robert Davis' business address is 5695 Avery Road, Dublin, Ohio 43016.

     (c) Mr. S. Robert Davis' principal occupation is the Chairman of the Board and President of Media Source, Inc., which has a business address of 5695 Avery Road, Dublin, Ohio 43016.

     (d) During the last five years, Mr. S. Robert Davis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. S. Robert Davis has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) United States.


Mr. Randall J. Asmo

     (a) Mr. Randall J. Asmo.

     (b) Mr. Randall J. Asmo's business address is 5695 Avery Road, Dublin, Ohio 43016.

     (c) Mr. Randall J. Asmo's principal occupation is as Executive Vice President and Director of Media Source, Inc., which has a business address of 5695 Avery Road, Dublin, Ohio 43016.

     (d) During the last five years, Mr. Randall J. Asmo has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Randall J. Asmo has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) United States.


Mr. Harley J. Scott

     (a) Mr. Harley J. Scott.

     (b) Mr. Harley J. Scott's business address is 1086 Cheshire Road, Delaware, Ohio 43015.

     (c) Mr. Harley J. Scott's principal occupation is as the owner of Tanglewood Golf Club, which has a business address of 1086 Cheshire Road, Delaware, Ohio 43015.

     (d) During the last five years, Mr. Harley J. Scott has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Harley J. Scott has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) United States.


Mr. Wallace E. Edwards

     (a) Mr. Wallace E. Edwards.

     (b) Mr. Wallace E. Edward's business address is 538 Sixth Street, Portsmouth, Ohio 45662.

     (c) Mr. Wallace E. Edward's principal occupation is as an attorney, and his business address is 538 Sixth Street, Portsmouth, Ohio 45662.

     (d) During the last five years, Mr. Wallace E. Edwards has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Wallace E. Edwards has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) United States.


Mr. Charles R. Davis

     (a) Mr. Charles R. Davis.

     (b) Mr. Charles R. Davis' business address is 13900 Conlan Circle, Suite 150, Charlotte, North Carolina 28277.

     (c) Mr. Charles R. Davis' principal occupation is the President and Chief Executive Officer of Casco International, Inc., which has a business address of 13900 Conlan Circle, Suite 150, Charlotte, North Carolina 28277.

     (d) During the last five years, Mr. Charles R. Davis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Charles R. Davis has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) United States.


     Item 3 of the Schedule 13D, "Source and Amount of Funds or Other Consideration", is hereby amended and restated as follows:

Item 3.         Source and Amount of Funds or Other Consideration

     The Reporting Persons, except S. Robert Davis, each acquired their respective shares of Common Stock with personal funds. S. Robert Davis acquired his shares of Common Stock with funds borrowed from a national banking association under an unsecured line of credit.


     Item 4 of the Schedule 13D, "Purpose of Transaction", is hereby amended and restated as follows:

Item 4. Purpose of Transaction

     The securities covered by this Schedule 13D were acquired for the purpose of investment and to take such actions as the Reporting Persons deem appropriate to enhance the value of that investment. As of October 22, 2002, the Reporting Persons had present plans to:

          (i) seek representation on the Board of Directors of the Issuer by nominating a slate of three candidates, including S. Robert Davis, Randall J. Asmo, and Harley J. Scott, for election as Directors at the Issuer's 2003 Annual Meeting of Stockholders;

          (ii) engage in a competing proxy solicitation in accordance with Rule 14a of the Securities Exchange Act of 1934, as amended, seeking proxy authority to elect the nominated slate; and

          (iii) to cause the submission of a shareholder  proposal,  attached as
          Exhibit 3, for inclusion in the DCB Financial Corp. (the "Company") 2003 Proxy Statement and presentation at the Company's 2003 Annual Shareholders' Meeting to propose that the shareholders of the Company authorize and direct the Company's Board of Directors to retain an investment bank to solicit offers for the purchase of the Company's stock or assets, and directing the Board, within 120 days from the date of the approval of the resolutions, to present the highest offer to purchase the Company's stock or assets to the shareholders for their acceptance or rejection of such offer.


     Item 5 of the Schedule 13D, "Interest in Securities of the Issuer", is hereby amended and restated as follows:

Item 5. Interest in Securities of the Issuer

S. Robert Davis

          (a) Mr. S. Robert Davis beneficially owns 204,300 shares of Common Stock, or 4.9% of the outstanding shares of Common Stock of the Company, based upon information provided in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

          (b) Mr. S. Robert Davis holds sole voting and disposition power with respect to the shares of Common Stock beneficially owned by him.

          (c) Within the past sixty days, Mr. S. Robert Davis has not effected any purchases of shares of the Common Stock of the Company.

          (d) Not applicable.

          (e) Not applicable.


Randall J. Asmo

          (a) Mr. Randall J. Asmo beneficially owns 5 shares of Common Stock, or .0001% of the outstanding shares of Common Stock of the Company, based upon information provided in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

          (b) Mr. Randall J. Asmo holds sole voting and disposition power with respect to the shares of Common Stock beneficially owned by him.

          (c) Within the past sixty days, Mr. Randall J. Asmo has not effected any purchases of shares of the Common Stock of the Company.

          (d) Not applicable.

          (e) Not applicable.


Harley J. Scott

          (a) Mr. Harley J. Scott beneficially owns 4372 shares of Common Stock, or .10% of the outstanding shares of Common Stock of the Company, based upon information provided in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

          (b) Mr. Harley J. Scott holds sole voting and disposition power with respect to the shares of Common Stock beneficially owned by him.

          (c) Within the past sixty days, Mr. Harley J. Scott has not effected any purchases of shares of the Common Stock of the Company.

          (d) Not applicable.

          (e) Not applicable.


Wallace E. Edwards

          (a) Mr. Wallace E. Edwards beneficially owns 2850 shares of Common Stock, or .07% of the outstanding shares of Common Stock of the Company, based upon information provided in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

          (b) Mr. Wallace E. Edwards holds sole voting and disposition power with respect to the shares of Common Stock beneficially owned by him.

          (c) Within the past sixty days, Mr. Wallace E. Edwards has not effected any purchases of shares of the Common Stock of the Company.

          (d) Not applicable.

          (e) Not applicable.


Charles R. Davis

          (a) Mr. Charles R. Davis beneficially owns 1,000 shares of Common Stock, or .02% of the outstanding shares of Common Stock of the Company, based upon information provided in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

          (b) Mr. Charles R. Davis holds sole voting and disposition power with respect to the shares of Common Stock beneficially owned by him.

          (c) Within the past sixty days, Mr. Charles R. Davis has effected the following purchases of shares of the Common Stock of the Company:

        Shares of Common          Price Per Share             Date of Purchase
        Stock Purchased

              500                      $20.20                     10/11/02
              500                      $20.00                     10/15/02

          (d) Not applicable.

          (e) Not applicable.


     Item 7 of the Schedule 13D, "Material to be Filed as Exhibits", is hereby amended and restated as follows:

Item 7. Material to be Filed as Exhibits

     Exhibit 1. Press Release of S. Robert Davis dated October 11, 2002, incorporated by reference to Schedule 13D/A filed with the Securities and Exchange Commission on October 11, 2002.

     Exhibit 2. Joint Filing Agreement.

     Exhibit 3. Shareholder Proposal submitted by Wallace E. Edwards on October 22, 2002 to DCB Financial Corp.

     Exhibit 4. Notice to Secretary of the Company regarding proposal to nominate slate of directors dated October 23, 2002, incorporated by reference to DFAN 14A filed with the Securities and Exchange Commission on October 23, 2002.

     Exhibit 5. Press release regarding proposal to nominate slate of directors dated October 23, 2002, incorporated by reference to the DFAN 14A filed with the Securities and Exchange Commission on October 23, 2002.




                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:   November 8, 2002                     By:     /s/ S. Robert Davis
                                                     -----------------------
                                                         S. Robert Davis



                                             By:     /s/ Randall J. Asmo
                                                     -----------------------
                                                         Randall J. Asmo



                                             By:     /s/ Harley J. Scott
                                                     -----------------------
                                                         Harley J. Scott



                                             By:     /s/ Wallace E. Edwards
                                                     ------------------------
                                                         Wallace E. Edwards



                                             By:     /s/ Charles R. Davis
                                                     ------------------------
                                                         Charles R. Davis

                                                                       Exhibit 2


                             Joint Filing Agreement


          In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a certain Schedule 13D, Amendment No. 2, dated November 8, 2002 (including amendments thereto) with respect to the Common Stock of DCB Financial Corp., and further agree that this Joint Filing Agreement shall be filed as an Exhibit to such Statement.


Date:   November 8, 2002                     By:     /s/ S. Robert Davis
                                                     -----------------------
                                                         S. Robert Davis



                                             By:     /s/ Randall J. Asmo
                                                     -----------------------
                                                         Randall J. Asmo



                                             By:     /s/ Harley J. Scott
                                                     -----------------------
                                                         Harley J. Scott



                                             By:     /s/ Wallace E. Edwards
                                                     ------------------------
                                                         Wallace E. Edwards



                                             By:     /s/ Charles R. Davis
                                                     ------------------------
                                                         Charles R. Davis

                                                                       Exhibit 3


                              Shareholder Proposal


                   TEXT OF PROPOSAL AND SUPPORTING STATEMENT
                   -----------------------------------------
                   TO BE INCLUDED IN 2003 PROXY STATEMENT OF
                   -----------------------------------------
                              DCB FINANCIAL CORP.
                              -------------------


Proposal:

RESOLVED, that the shareholders of DCB Financial Corp. ("Company") authorize and direct the Company's Board of Directors to retain an investment bank to solicit offers for the purchase of the Company's stock or assets.

FURTHER RESOLVED, that the Board, within 120 days from the date of the approval of these Resolutions, is directed to present the highest offer to purchase the Company's stock or assets to the shareholders for their acceptance or rejection of such offer.


Supporting Statement:

The value of a $100.00 investment in the stock of DCB Financial Corp. ("DCBF") on December 31, 1996, would have been worth $101.39 five years later, as DCBF disclosed in its 2002 Proxy Statement. In comparison, that same investment would have been worth $164.10 under the S&P Major Regional Bank Index, and worth $166.25 under the S&P 500 Index, the indices specifically included by DCBF for comparison in the 2002 Proxy Statement.

                           Value of a $100 Investment

A return of only $1.39 over five years would be disappointing and disturbing to any shareholder, and evidences management's inability to increase share prices and the value of DCBF. Extraordinary action is necessary to increase the returns to shareholders on their investment in DCBF.

This proposal gives shareholders a process to determine the true market value of DCBF by requiring the use of a reputable investment banking firm to actively solicit bids for the purchase of DCBF. The Board is then required to submit the highest offer to the shareholders, who will have the opportunity to determine whether to approve the sale of DCBF.

To date, the Board has refused to consider a sale of DCBF, and if it has received any offers to sell, it has not shared those with the shareholders. Such refusal is unreasonable and unjustifiable. If a possible sale of DCBF is eliminated from consideration, the shareholders will be unable to make an informed decision on the true value of their investment. The shareholders are the owners of DCBF and are entitled to make decisions concerning its sale. The Board serves at the will of the shareholders and for their benefit, and thus has a duty to act in the best interests of the shareholders. If another five years pass with a return of only $1.39 on an $100.00 investment, will the shareholders feel that their best interests have been served if offers to acquire DCBF have gone uninvited, unexplored, or undisclosed?

Approval of this proposal will give the shareholders information on how valuable DCBF may be. You are urged to vote "YES" to this proposal.